

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2019

Ronald C. Renaud, Jr.
President and Chief Executive Officer
Translate Bio, Inc.
29 Hartwell Avenue
Lexington, Massachusetts 02421

> **Re: Translate Bio, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 3, 2019**
> **File No. 333-232543**

Dear Mr. Renaud:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Paik at 202-551-6553 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Cynthia T. Mazareas - WilmerHale